August 1, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Re:                  Response to Comment Letter dated July 26, 2011

Dear Mr. Reynolds:

Joe’s Jeans Inc., a Delaware corporation (the “Company” or “Joe’s”), hereby submits responses to your Comment Letter to the Company dated July 26, 2011 (the “Comment Letter”) relating to the following filing:

1.                                       Annual Report on Forms 10-K for the fiscal year ended November 30, 2010 (the “Form 10-K”).

For your convenience, we have included your original comment from the Comment Letter and followed it with our response.

10-K for Fiscal Year Ended November 30, 2010

1.             We note the related transactions under Item 13 in the Form 10-K.  Please file the agreements between the company and Albert Dahan and the company and Kids Jeans LLC in your next periodic report or advise us why these agreements do not need to be filed.

Response:

We do not believe that either of these agreements are material agreements required to be filed pursuant to Item 601(b)(10)(ii) because they are the kind that ordinarily are entered into for the business conducted by Joe’s and we are not substantially dependent on either agreement.  First, we do not believe that the agreement with Albert Dahan is a material agreement because we pay other persons or entities sales commissions on sales to certain accounts in the ordinary course of business at rates similar to the rates that we pay Mr. Dahan.  In addition, the amount paid to Mr. Albert Dahan in fiscal 2010 ($719,000), represented 0.73% (less than 1%) of total net sales ($98,176,000) for fiscal 2010 and 1.79% of total operating expense ($40,192,000) for fiscal 2010.  Finally, we have the ability to terminate this agreement at any time for any reason or no reason with or without notice.  Therefore, our business is not substantially dependent upon this agreement.

Second, we also do not believe that the agreement between the Company and Kids Jeans LLC is a material agreement due to the amount of licensing revenue we expect to receive from the licensee and the fact that this agreement was entered into in the ordinary course of business.

2340 S. Eastern Avenue

Commerce, CA 90040

For fiscal 2010, advanced payments of $610,000 were recognized as income from this agreement, which represented approximately 0.62% of our total net sales.  In addition, the minimum sales targets for the remainder of the term of the agreement ($7,000,000 and $10,000,000) represent less than 10% of total projected net sales in years two and three.  Correspondingly, the guaranteed minimum royalty payments to us of $700,000 and $1,000,000 in years two and three also represent less than 1% of total projected net sales in those years or even if we assumed no growth in sales.  As part of our focus on expanding the Joe’s® brand to products outside of denim pants, we enter into license agreements in the ordinary course of business to supplement our product line in areas where we do not have the expertise to produce such products.  Our business does not substantially depend on this or any other license.  In addition, the license rights granted under the agreement are limited in nature and scope to certain product categories and therefore, should our Kids Jeans LLC not perform, we have the ability to terminate the license and evaluate other potential licensees.  As a matter of fact, we terminated the license in April 2011 due to their inability to perform.

For these reasons, we believe that Item 601(b)(10)(ii) of Regulation S-K does not require the filing of either of these agreements.

In connection with the response to the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for your time and your prompt attention to this letter.  Should you have any additional questions and/or need additional information please contact me at 323-837-3700, or our counsel, Erica McGrady Johnson, at Akin Gump Strauss Hauer & Feld LLP at 202-887-4327.  We look forward to the resolution of this matter.

Sincerely,

Joe’s Jeans Inc.

/s/ Marc Crossman
Marc Crossman
President & CEO

cc:           Brian Ring, Ernst & Young LLP

Erica Mc Grady Johnson, Akin Gump Strauss Hauer & Feld LLP